UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4 )*

Under the Securities Exchange Act of 1934

SMARTHEAT INC.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

83172F203

(CUSIP Number)

Northtech Holdings Inc. Mill Mall 6, Wickhams Cay 1 P.O. Box 3085 Road Town, Tortola British Virgin Islands	Copy to: Newman & Morrison, LLP 1872 Pleasantville Road Suite 177 Briarcliff Manor, NY 10510 (914) 762-4265

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83172F203	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Northtech Holdings Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 28,841,137 (1)
	8.	SHARED VOTING POWER 29,769,562 (1)(2)
	9.	SOLE DISPOSITIVE POWER 75,283,000 (3)
	10.	SHARED DISPOSITIVE POWER 76,211,425 (2) (3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,769,562 (4)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.69% (1)(2)(4)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) After giving effect to grants of voting proxies on February 4, 2019 in an aggregate of 40,933,023 shares of the Issuer’s Common Stock.

(2) Includes 928,425 shares of Common Stock held by Jimin Zhang, managing director of Northtech.

(3) after giving effect to an increase in the number of authorized shares of Common Stock of the Issuer to 500,000,00 shares.

(4) Does not include shares of Common Stock that will be issued upon increase in the number of authorized shares of Common Stock of the Issuer to 500,000,00 shares.

CUSIP No. 83172F203	13D	Page 3 of 7 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of SmartHeat, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 60 East Ren-Min Road, Da-Chai Dan Town, Xai Xi County, Qing Hai Province China 8000001.

Item 2.  Identity and Background.

(a)	This statement is being filed by Northtech Holdings Inc., a British Virgin Islands corporation (the “Reporting Person”).
(b)	The address of the Reporting Person is Mill Mall, Suite 6, Wickhams Cay 1, P.O. Box 3085, Road Town, Tortola, British Virgin Islands.
(c)

The Reporting Person is a British Virgin Islands company which was established to provide the Issuer with the secured, revolving credit facility referenced in Item 3 of this Schedule 13D. Mr. Jimin Zhang is the managing director and sole owner of the Reporting Person.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

On July 27, 2012, the Reporting Person provided to the Issuer a $2,000,000 secured revolving credit facility under the terms of a Credit Facility(the “Credit Facility”). At the Issuer’s option, all amounts due under the Credit Facility, including all principal, interest, and fees could be paid in shares of the Issuer’s common stock. In the event the Issuer elected to repay amounts due in shares of its common stock, the Reporting Person would pay the Issuer an amount equal to the number of shares issued multiplied by $0.001, which could be offset by any amounts owed to the Reporting Person by the Issuer under the Credit Facility. The Credit Facility was filed as Exhibit 10.12 to the Issuer’s current report on Form 8-K, filed with the Securities and Exchange Commission on August 1, 2012.

On December 21, 2012, a total of $1,384,455.77 was outstanding under the Credit Facility, comprised of principal, interest and fees. The Issuer’s Board of Directors at a meeting held on December 14, 2012, elected to repay $1,300,000 of $1,384,455.77 outstanding in shares of the Issuer’s common stock. On December 21, 2012, a total of 1,300,000 shares of the Issuer’s common stock were issued to the Reporting Person to satisfy $1,300,000 outstanding under the Credit Facility.

On August 23, 2013, the Issuer entered into the August 2013 Amendment to the Credit Facility dated July 27, 2012, as amended on December 21, 2012. The Issuer issued 100,000 restricted shares of the Issuer’s common stock to the Reporting Person as an amendment fee.

On August 23, 2013, the Issuer entered into an Assignment and Assumption Agreement with the Reporting Person whereby the Reporting Person agreed to assume a $100,000 obligation of the Issuer in exchange for 200,000 restricted shares of the Issuer’s common stock.

CUSIP No. 83172F203	13D	Page 4 of 7 Pages

On September 17, 2013, the Reporting Person, in exchange for 100,000 shares of the Issuer’s common stock, consented to a stalking horse proposal, upon the request of the Issuer, to sell certain assets of the Issuer.

On March 27, 2014, pursuant to the terms of the Credit Facility, the Issuer elected to extend the maturity date of the Credit Facility by 9 months and pay the 4% extension fee by issuing 200,000 restricted shares of Common Stock, at a price of $0.50 per share.

On July 14, 2014, pursuant to the terms of the Credit Facility, the Issuer elected to amend the Credit Agreement and to extend the maturity date of the Credit Facility by 9 months and pay the 4% extension fee by issuing 200,000 restricted shares of Common Stock, at a price of $0.50 per share.

On December 28, 2015, the Issuer entered into the Fourth Amendment to the Credit Facility.  The amendment provided that the Issuer pay 1) an extension fee of $100,000 for Reporting Person extending the maturity date to July 31, 2016 and a loan re-payment of $500,000 of outstanding principal (for a total payment of $600,000), represented by the delivery by the Issuer of 1,500,000 restricted shares of Common Stock at a price of $0.40 per share; 2) loan repayment of $1,000,000, represented by such number of shares of Series A Preferred Stock of Heat HP convertible into 20% of the issued and outstanding Common Stock of Heat HP on fully diluted basis, with a conversion, redemption and liquidation value of $1,000,000, and a 10% cumulative dividend accruing and payable quarterly ($25,000 per quarter).  In addition, the parties agreed to adjust the minimum conversion/exchange price in the Amendment from $0.40 to $0.20 per share and the maximum conversion/exchange price from $2.80 to $1.40 to reflect the current market conditions of the stock.  The new maximum credit line was reduced to $2,500,000.

On July 31, 2016, the Issuer entered into the Fifth Amendment to the Credit Facility. The amendment increased the maximum credit line of the Credit Agreement to $3,500,000 and extended the maturity dated to October 31, 2017.  The Issuer agreed to pay to Reporting Person an amendment fee of $80,000 payable in 400,000 restricted shares of the Issuer’s Common Stock valued at $0.20 per share.

As of September 30, 2018, Reporting Person owned 43.5% of the Issuer as a result of shares received from the Issuer for loan repayment and extension fee.

On June 14, 2018, the Issuer entered into the Sixth Amendment to the Credit Facility dated July 27, 2012, as amended, between the Issuer and Reporting Person, as described below:

In October of 2017, The Issuer entered into negotiations with Reporting Person to restructure the terms of the Credit Agreement. On October 31, 2017 the Credit Line was not extended, and the parties continued negotiations.  The parties agreed that Reporting Person will convert all outstanding interest and principal due under the Credit Agreement into the Issuer's common stock at a $.065 per share, which was a premium of $.0649 to the thirty-day average closing price of the Issuer's common stock of $.0001 per share.  In addition, the parties agreed to reduce the maximum credit line under the Credit Agreement to $1,000,000 and extended the maturity date to December 31, 2018.

As a result of the entering into the Sixth Amendment, the Issuer will issue to Reporting Person 71,283,000 restricted shares of its common stock (subject to a maximum limit of 75,000,000 currently authorized for issuance), subject to approval at the next stockholder meeting. Upon the issuance of the common stock to Reporting Person, the interest and principal due to Reporting Person will be reduced to zero, subject to additional disbursements thereunder.

CUSIP No. 83172F203	13D	Page 5 of 7 Pages

On December 20, 2018, the Issuer and Reporting amended the Sixth Amendment by removing and waiving the requirement to receive the approval of a majority of shareholders of the Company at the next meeting of the stockholders.

On December 24, 2018, the Issuer issued 66,316,601 shares of its Common Stock to the Reporting Person at which time the Reporting Person held approximately 94% of the issued and outstanding Common Stock of the Company with an additional 8,683,399 shares to be issued after the Issuer increases its authorized shares to 500,000,000 shares.

On December 31, 2018, the Issuer completed a series of transactions set forth in the Share Exchange Agreement and Plan of Reorganization (the “Share Exchange Agreement”), dated December 31, 2018, by and among the Issuer, Mid-Heaven Sincerity International Resources Investment Co., Ltd, a company incorporated under the laws of the British Virgin Islands (“Mid-Heaven”), Mao Zhang, Jian Zhang, and Ying Zhao, constituting all of the shareholders of Mid-Heaven (the “Mid-Heaven Shareholders”) whereby the Issuer issued an aggregate of 186,588,264 shares of its common stock, par value $.001 per share (the Common Stock”) to the Mid-Haven Shareholders as consideration for the exchange of 100% of the ownership shares of Mid-Heaven (the “Acquisition”). In connection with the transaction, Mao Zhang will be issued 141,919,034 shares of Common Stock, Jian Zhang will be issued 39,015,606 shares of Common Stock and Ying Zhao will be issued 5,653,624 shares of Common Stock representing 53.2%, 14.6% and 2.1% of the issued and outstanding stock, respectively, upon the effective date of a Schedule 14C relating to the increase of the authorized shares of the Issuer to 500,000,000 shares which has been approved by written consent by a majority of the stockholders of the Issuer.

On January 24, 2019, the Share Exchange Agreement was amended to reduce the number of shares of Common Stock issued to the Mid-Haven Shareholders from 186,588,264 shares to 106,001,971 shares. As a result, Mao Zhang will be issued 80,625,099 shares of Common Stock, Jian Zhang will be issued 22,165,012 shares of Common Stock and Ying Zhao will be issued 3,211,860 shares of Common Stock representing approximately 43.3%, 11.9% and 1.73% of the issued and outstanding stock, respectively, after the effective date of the increase of the authorized shares of Common Stock of the Company to 500,000,000.

Until the shares of stock are issued to the Mid-Haven Shareholders, Northtech Holdings Inc. granted a proxy to the Mid-Haven Shareholders to vote an aggregate of 40,933,024 shares of the Issuer’s Common Stock or 41% of the issued and outstanding stock of the Issuer, which shall automatically expire upon issuance of shares due to the Mid-Haven Shareholders. The proxy was granted on February 4, 2018.

Item 4.  Purpose of Transaction.

Item 3 is incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer.

(a)	See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Common Stock beneficially owned by the Reporting Person.

(b)

See Items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition.

CUSIP No. 83172F203	13D	Page 6 of 7 Pages

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Person has not pledged any securities of the Issuer nor does the Reporting Person hold any securities of the Issuer, other than as disclosed herein, subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 83172F203	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORTHTECH HOLDINGS, INC.

Date: February 5, 2019	By:	By: /s/ Jimin Zhang, Managing Director
By: /s/ Robert Newman *

*Attorney In Fact for Northtech Holdings, Inc.